FILED BY ECLIPSE RESOURCES CORPORATION

FORM S-4 FILE NO. 333-227815

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: BLUE RIDGE MOUNTAIN RESOURCES, INC.

122 West John Carpenter Freeway, Suite 300

Irving, Texas 75039

NOTICE OF ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

February 13, 2019

To the Stockholders of Blue Ridge Mountain Resource, Inc.:

Blue Ridge Mountain Resources, Inc., a Delaware corporation (“BRMR”), hereby gives notice that its stockholders, acting by written consent in lieu of a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”), have:

(i)

adopted the Agreement and Plan of Merger, dated as of August 25, 2018, by and among Eclipse Resources Corporation, a Delaware corporation (“Eclipse”), Everest Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Eclipse (“Merger Sub”), and BRMR (as amended on January 7, 2019 and as it may be further amended from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into BRMR, with BRMR surviving as a wholly owned subsidiary of Eclipse (the “Merger”); and

(ii)	approved the Merger and the other transactions contemplated by the Merger Agreement.

BRMR has received written consents in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement from the holders of a majority of the issued and outstanding shares of BRMR’s common stock, par value $0.01 per share (“BRMR Common Stock”), as of the record date of January 9, 2019, constituting the requisite approval of these matters by BRMR’s stockholders under the DGCL and under the Stockholders Agreement, dated as of May 6, 2016, by and among BRMR and the holders of BRMR Common Stock (the “Stockholders Agreement”). All previously delivered written consents of BRMR’s stockholders therefore have become irrevocable.

Additionally, BRMR has received requests from its stockholders holding the requisite percentage (i.e., more than 66 2⁄3%) of the issued and outstanding shares of BRMR Common Stock to cause the Merger to be a “Drag Transaction” under (and as defined in) the Stockholders Agreement. As a result, BRMR’s stockholders will not be entitled to exercise appraisal rights under the DGCL with respect to the Merger and will be required to take or refrain from taking certain actions, in each case, in furtherance of the completion of the Merger.

As a result of the Merger, each issued and outstanding share of BRMR Common Stock will be converted into the right to receive 4.4259 shares of common stock, par value $0.01 per share, of Eclipse (“Eclipse Common Stock”), subject to adjustment as specified in the Merger Agreement, including for a 15-to-1 reverse stock split of Eclipse Common Stock to be effected immediately prior to, and conditioned on, the closing of the Merger, resulting in an adjusted exchange ratio of 0.29506 of a share of Eclipse Common Stock for each share of BRMR Common Stock. Upon completion of the Merger, Eclipse will change its name to Montage Resources Corporation, and thereafter the Eclipse Common Stock will trade on the New York Stock Exchange under the symbol “MR”. Closing of the Merger remains subject to customary closing conditions.

Additional Information and Where to Find It

Additional information regarding the Merger Agreement, the Merger, the consequences of the Merger being a Drag Transaction and related matters is contained in a definitive consent solicitation statement/information statement/prospectus dated January 28, 2019, which has been filed by Eclipse with the Securities and Exchange Commission (the “SEC”) and was first mailed to BRMR stockholders on or about January 28, 2019. The consent solicitation statement/information statement/prospectus is part of a registration statement on Form S-4 (File No. 333-227815) filed by Eclipse with the SEC. Eclipse also has filed or will file with the SEC other documents regarding the Merger and related matters. BRMR STOCKHOLDERS ARE URGED TO READ THE REGISTRATION

STATEMENT, THE DEFINITIVE CONSENT SOLICITATION STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Copies of the registration statement, the definitive consent solicitation statement/information statement/prospectus and all other documents that have been or will be filed by Eclipse with the SEC are available free of charge on the SEC’s website at www.sec.gov and on Eclipse’s website at www.eclipseresources.com. BRMR stockholders also may obtain copies of these documents free of charge by contacting BRMR at the address set forth above, Attention: Frank E. Day, Vice President and Corporate Counsel, or by phone at (469) 444-1647, or by contacting Eclipse’s Investor Relations Department by phone at (814) 325-2059.

No Offer or Solicitation

This notice does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange, or transfer of the securities referred to in this notice in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.